GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



18 December 2001

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room ~~3094 (3-6)~~, 3011 3-2
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204 New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement released to the London Stock Exchange today.

Yours faithfully,



David Pavey
Assistant Company Secretary



PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Enc.

dlw 2/14

COMPLIANCE/SEC/COR/notification of press release

18 December 2001

GKN plc

Proposed Offer for minority shareholdings in GKN Driveshafts (India) Ltd

GKN plc has today announced, subject to local regulatory approvals, an agreement to acquire a 14.09% interest in its listed subsidiary, GKN Driveshafts (India) Ltd, from International Finance Corporation and to make an Open Offer, which is not conditional on any minimum level of acceptances, to the holders of the remaining 34.91% of the share capital, all at a price of Rupees 55 per share. GKN currently holds 51% of GKN Driveshafts (India) Ltd, which manufacturers constant velocity joints primarily for the Indian market. The total consideration amounting to Rupees 344.2 million (approximately £5 million) will be met from existing resources.

For further information:

GKN Corporate Communications
020 7463 2354